August 2, 2010

Mark A. Cowan

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	MML Series Investment Fund (the “Trust”)
1933 Act File No. 2-39334
1940 Act File No. 811-02224
Comments received for PEA No. 76 filed on May 26, 2010

Dear Mr. Cowan:

Below is a summary of the comments I received from you on July 9, 2010 regarding the above-mentioned Trust, together with our responses. I appreciate the time you took to carefully review this document and have tried to address your comments. I would greatly appreciate your contacting me at 413-744-7218 as soon as possible if you have any further questions or comments. Thank you.

Prospectus Comments

Comment	1: Risk/Return Summary—MML Fundamental Value Fund

Please disclose the risk of investing in convertible securities.

Response 1: We will make this change.

Comment 2: Risk/Return Summary—MML PIMCO Total Return Fund

a.	The disclosure states that the fund may sell securities short. If this is a principal strategy that will produce expenses which are material, an estimate of those expenses should be reflected in the fee table. See Instruction 6(a) to Item 3.

b.	Frequent Trading/Portfolio Turnover Risk refers the reader to “Portfolio Turnover above.” But it does not appear that such a reference to such risks exists.

c.	Risk of Investments in Other Funds or Pools is listed as a principal risk. Please identify the corresponding strategy that subjects the fund to such risks.

d.	Please disclose the risk that an area of the bond market that is judged to be undervalued may actually be appropriately priced.

Response 2:

a.	We confirm that any estimated interest expense from short sales would be included in the expense table.

b.	We will add disclosure to describe these risks.

c.	This risk will be deleted.

d.	We believe that Management Risk already describes the risk that the manager’s investment approach may not achieve the desired results.

Comment 3: Payments to Insurance Companies and their Affiliates—Item 8

Can the fund be sold through a broker or other intermediary that may have received payments from the fund creating a “conflict of interest” if it recommends investing in the fund? If so, please disclose.

Response 3: We will add some additional disclosure to address the possibility of such a conflict arising.

Comment 4: Principal Investment Strategies/Related Risks—Item 9

a.	Please include a description of the fund’s principal investment strategies (of which the summary in response to Item 4 is to be based upon) as required by Item 9.

b.	Please consider renaming the section titled “Summary of Principal Risks” on page 15 so as not to be confused with the summary of principal risks required by Item 4.

Response 4:

a.	We believe that the current presentation of the Funds’ Principal Investment Strategies meets the requirements of both Items 4 and 9 of Form N-1A.

b.	We will rename this section “Additional Information Regarding Principal Risks.”

We acknowledge the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Very truly yours,

/s/Andrew M. Goldberg

Andrew M. Goldberg

Vice President, Secretary and Chief Legal Officer MML Series Investment Fund

Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company